UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-258412 and 333-262539) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Gambling.com Group Limited (the “Company”) held its 2022 annual general meeting of shareholders on May 18, 2022. The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated April 8, 2022.

1. Approval of the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor, was approved.

For	Against	Abstain
30,273,131.05	1,306.31	2,485.00

2. Appointment of Directors.

Based on the votes set forth below, the following directors were elected as Class I directors.

	For	Against	Abstain
Susan Ball	30,211,288.12	54,644.23	10,990.00

Fredrik Burvall	30,212,056.91	54,160.44	10,705.00

3. Appointment of Independent Auditor.

Based on the votes set forth below, the proposal to appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2023 was approved.

For	Against	Abstain
30,675,316.28	53,544.08	3,822.00

4. Approval to authorize the Audit Committee to fix the remuneration of the auditors.

Based on the votes set forth below, the proposal to authorize the audit committee to fix the remuneration of the auditors was approved.

For	Against	Abstain
30,716,381.05	11,173.31	5,128.00

5. Authorization to repurchase shares.

Based on the votes set forth below, the proposal to authorize the Board of Directors to repurchase ordinary shares issued by the Company subject to the terms set forth in the proxy statement, was approved.

For	Against	Abstain
29,875,843.66	398,134.70	2,944.00

6. Approval to authorize the Company pursuant to Article 58A of Companies (Jersey) Law 1991 to, if the directors so approve, hold as treasury shares any Shares purchased pursuant to the authority conferred by resolution.

For	Against	Abstain
29,866,346.05	398,355.31	12,221.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: May 19, 2022